Exhibit 10.2

Attachment 1

Severance Agreement

THIS SEVERANCE AGREEMENT (the “Severance Agreement” or “Agreement”) is entered into as of October 3, 2024, and effective as of the Start Date (as defined in the Employment Letter), between Ribbon Communications Inc. (“Ribbon”), Ribbon Communications Operating Company, a wholly owned subsidiary of Ribbon Communications Inc., (“RCOC”, and together with Ribbon, the “Company”) John Townsend (“Executive” or “you”).

1.	Definitions. The following capitalized terms used herein shall have the following meanings:

(a)            “Annual Bonus” means the annual variable cash compensation you are eligible to receive as determined from time to time by the Company, whether acting through Ribbon’s Board of Directors (the “Board”), a committee thereof or otherwise, based on the achievement of certain Ribbon Entity and/or individual performance objectives.

(b)           “Base Pay” means your annual base compensation, as determined from time to time by the Company, whether acting through the Board, a committee thereof or otherwise, regardless of whether all or any portion thereof may be deferred under any deferred compensation plan or program of the Company.

(c)            “Cause” means termination of your employment by the Company upon the occurrence of any of the following: (i) your commission of bribery in violation of the Code of Conduct (or similar policy) of the Company or other Ribbon Entity employing you at the relevant time and/or local law and regulation including, without limitation, the UK Bribery Act, (ii) your engaging in acts in the course of your employment with any Ribbon Entity that constitute theft, fraud or embezzlement, (iii) your intentional or negligent misconduct which materially and adversely affects any Ribbon Entity and which is not cured (to the extent curable) within thirty (30) days following your receipt of written notice of such misconduct, (iv) your unauthorized disclosure of proprietary information of a confidential nature relating to any Ribbon Entity, which unauthorized disclosure has a material and adverse effect on any Ribbon Entity, (v) your material violation of any Ribbon Entity policy, agreement or procedure which is not cured (to the extent curable) within thirty (30) days following receipt of written notice of such violation, (vi) your excessive absenteeism, (vii) your material neglect of duty, (viii) your failure to devote substantially all of your working time to the business of the Ribbon Entities or to otherwise perform the duties of your position to the satisfaction of the Board (or your direct supervisor) which is not cured (to the extent curable) within thirty (30) days following receipt of written notice of such failure, (ix) your insubordination or failure to perform and carry out any directive of the Board (or your direct supervisor), (x) your abuse of alcohol, or unlawful use (including being under the influence) or possession of illegal drugs, at the premises of any Ribbon Entity or otherwise while performing (or holding yourself out as performing) services for or on behalf of any Ribbon Entity, (xi) your commission of any act that has resulted in (or could reasonably be expected to result in) conviction of a felony or crime involving moral turpitude or pleading “no contest” to a felony charge or other criminal charge involving moral turpitude, (xii) your failure to cooperate with any of the Ribbon Entities and/or their professional advisors in any investigation (whether internal or external) or any formal legal or investigative proceeding, or (xiii) your engagement in any conduct, including any violation of applicable law, that may reasonably result in material and adverse injury to the business or reputation of any Ribbon Entity.

(d)            “Change in Control” shall have the meaning set forth in the Incentive Award Plan. Notwithstanding the foregoing, if a Change in Control constitutes a payment or benefit event with respect to any payment or benefit hereunder that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, such transaction or event will not be deemed a Change in Control unless the transaction qualifies as a “change in control event” within the meaning of Section 409A.

(e)            “Change in Control Protection Period” means the period beginning on the date of the consummation of the Change in Control and ending on the first anniversary of such Change in Control.

(f)            “Code” means the Internal Revenue Code of 1986, as amended.

(g)            “Date of Termination” means the date of termination of your employment for any reason.

(h)           “Disability” means an illness (mental or physical) or incapacity, which results in you being unable to perform your duties as an employee of the Company for a period of one hundred eighty (180) days, whether or not consecutive, in any twelve (12) month period.

(i)             “Employment Letter” means that certain Employment Letter Agreement by and between you and the Company, dated September 24, 2024.

(j)             “Equity Awards” means all stock options, restricted stock units, performance stock units and such other equity-based awards granted pursuant to the Incentive Award Plan. For the avoidance of doubt, “Equity Awards” shall not include any cash or cash-based awards granted pursuant to the Incentive Award Plan.

(k)            “Good Reason” means the occurrence of one or more of the following conditions without your prior written consent: (A) a material reduction in your then-effective Base Pay or target Annual Bonus, (B) the relocation of your primary place of employment to a location more than 30 miles from your then-present work location, (C) a material diminution in your authority, duties or responsibilities for the Ribbon Entities, or (D) any material breach of any written agreement by and between any Ribbon Entity and you; provided that, you shall not have Good Reason unless and until (x) you give the Company written notice describing the occurrence of Good Reason within 30 days after such occurrence first occurs, (y) such occurrence is not corrected by the Company within 30 days after the Company’s receipt of such notice, and (z) you terminate employment no later than 30 days after the expiration of such 30-day correction period.

(l)             “Incentive Award Plan” means Ribbon Communications Inc. 2019 Incentive Award Plan, as may be amended from time to time (or any successor equity incentive plan of Ribbon).

(m)           “Restrictive Covenants Agreement” shall mean the Confidentiality, Non-Competition, Non-Solicitation and Assignment of Inventions Agreement dated October 3, 2024, as referenced in Section 6 of the Employment Letter.

(n)           “Ribbon Entities” means Ribbon Communications Inc. and its direct and indirect subsidiaries.

(o)           “Section 409A” has the meaning set forth in Section 7 of this Agreement.

(p)           “Severance Period" means (i) six (6) months beginning on the Date of Termination, if the Date of Termination is prior to the 18 month anniversary of your Start Date; and (ii) 12 months beginning on the Date of Termination, if the Date of Termination is on or after the two (2) year anniversary of your Start Date.

2.	Term of Agreement. The term of this Agreement will commence as of the Effective Date and shall continue in effect until the earlier of (a) the third anniversary of the Effective Date; and (b) the date on which all payments or benefits required to be made or provided hereunder have been made or provided in their entirety (the “Initial Term”). Notwithstanding the foregoing, (i) on the third anniversary of the Effective Date and on each subsequent anniversary thereafter, this Agreement shall automatically renew and extend for a period of twelve (12) additional months (each such twelve (12)-month period, collectively with the Initial Term, the “Term”) unless written notice of non-renewal is delivered from either party to the other not less than six (6) months prior to the applicable date on which extension of the then-existing Term would occur, and (ii) in no event will the Term end prior to the first anniversary of the date of consummation a Change in Control.

3.	Termination and Eligibility for Severance.

(a)	Accrued Benefits. Upon any termination of your employment, you will be paid (i) any and all earned and unpaid portion of your Base Pay through the Date of Termination; (ii) any accrued but unused vacation pay owed to you in accordance with Company practices up to and including the Date of Termination; and (iii) any allowable and unreimbursed business expenses incurred through the Date of Termination that are supported by appropriate documentation in accordance with the Company’s applicable expense reimbursement policies. Hereafter, items (i) through (iii) in this Section 3 are referred to as “Accrued Benefits.'' If termination of your employment is for any reason other than (A) by the Company without Cause (other than due to death or Disability) or (B) by you for Good Reason, you will be entitled to receive only the Accrued Benefits.

(b)            Severance Payment. Subject to Sections 3(c), 6 and 7 of the Agreement:

(i)            If the Company terminates your employment without Cause (other than as a result of your death or Disability) or if you terminate your employment with Good Reason, in each case, outside of the Change in Control Protection Period, then, in addition to the Accrued Benefits, the Company will provide you the following severance and related post-termination benefits:

(1)            The Company shall, during the Severance Period, pay to you an amount equal to (A)  your Base Pay as in effect immediately prior to the Date of Termination (or, in the case of termination by you with Good Reason due to material reduction in Base Pay, your Base Pay in effect immediately prior to such reduction) (the “Non-CIC Severance Payment”), and (B) an amount equal to the Annual Bonus you would have received, if any, had you remained employed through the end of the fiscal year in which the Date of Termination occurs, prorated based on the number of days you worked during such fiscal year and calculated based on actual achievement of the Ribbon Entity performance targets relating to such Annual Bonus (and assuming any individual, personal performance targets are achieved at target) (the “Pro Rata Bonus”);

(2)            The Company shall pay you an amount equal to the aggregate sum of the Company's share of medical, dental and vision insurance premiums for you and your dependents for the Severance Period (as if you had remained employed and based on coverage as of immediately prior to termination). For the avoidance of doubt, if immediately prior to the termination of your employment you were required to contribute towards the cost of premiums as a condition of receiving such insurance, the payment hereunder will not cover any such contributions. The cash payment provided for in this Section 3(b)(i)(2) or Section 3(b)(ii)(2), as applicable, is referred to herein as the “Continued Benefit Payment”;

(3)            Unless otherwise explicitly set forth in the award agreement for the applicable Equity Award, each outstanding unvested Equity Award held by you immediately prior to the Date of Termination that is subject to vesting based solely upon your continuous service with the Company (collectively, “Time-Based Equity Awards”) that would have vested during the Severance Period had you remained employed shall remain outstanding and on the Severance Commencement Date, (I) to the extent you have timely executed and not revoked the Release Agreement (as defined below), such Time-Based Equity Awards shall automatically vest and become exercisable (as applicable) or (II) to the extent you have not timely executed or have revoked the Release Agreement, such Time-Based Equity Awards will be forfeited for no consideration; and

(4)            Unless otherwise explicitly set forth in the award agreement for the applicable Equity Award, each outstanding unvested Equity Award held by you immediately prior to the Date of Termination that is subject to vesting in whole or in part based on achievement of performance objective(s) (collectively, “Performance-Based Equity Awards”) and is eligible to vest based on achievement of such performance objective(s) for performance periods ending prior to the Date of Termination or in which the Date of Termination occurs shall remain outstanding and on the Severance Commencement Date, (I) to the extent you have timely executed and not revoked the Release Agreement, (x) the portion of such unvested Performance-Based Equity Award that is eligible to vest based on achievement of performance objective(s) for performance periods ending prior to the Date of Termination shall remain eligible to vest and be settled (as applicable) in accordance with its terms based on actual performance, without regard for any requirement of continued employment, and (y) a prorated amount of the portion of such unvested Performance-Based Equity Award that is eligible to vest based on achievement of performance objective(s) for the applicable performance periods in which the Date of Termination occurs shall remain eligible to vest through the end of the fiscal year in which the Date of Termination occurs and be settled (as applicable) in accordance with its terms as if the last day of such fiscal year was the last day of the applicable performance period(s), based on performance targets established by the Company and actual performance through the end of such fiscal year, without regard for any requirement of continued employment, or (II) to the extent you have not timely executed or have revoked the Release Agreement, such Performance-Based Equity Awards will be forfeited for no consideration. The Company shall prorate the portion of each unvested Performance-Based Equity Award described in subsection (y) above based on the number of days of your employment during the performance period as compared to the total number of days in such performance period, with such prorated portion of such Performance-Based Equity Awards eligible to vest and become exercisable at the end of the fiscal year in which the Date of Termination occurs, based on the actual level of achievement of such performance objective(s) as of end of the applicable fiscal year (with the applicable performance objective(s) prorated for any shortened performance period). Any such determination by the Company shall be final and binding on all persons (including, without limitation, you). Notwithstanding anything to the contrary herein, settlement upon vesting (if any) of such Performance-Based Equity Awards described in subsection (ii) shall occur no later than March 15 of the calendar year immediately following the calendar year of the Date of Termination (or otherwise in compliance with Section 409A as required by their terms). For the avoidance of doubt, any Performance-Based Equity Award with respect to which performance vesting conditions have been determined to be fully satisfied prior to or as of the Date of Termination (or, which, in connection with a Change in Control or otherwise, was converted into an Equity Award solely subject to time-based vesting) shall be deemed to be a Time-Based Equity Award for purposes of this Severance Agreement.

(5)            Subject to the provisions of Sections 3(c) and 7, (I) the Non-CIC Severance Payment shall be paid in equal installments during the Severance Period in accordance with the Company’s normal payroll practices beginning on the first payroll date following the 60th day following the Date of Termination (such payroll date, the “Severance Commencement Date”), and with the first installment including any amounts that would have been paid had the Release Agreement been effective and irrevocable on the Date of Termination, (II) the Pro Rata Bonus shall be paid at the same time as annual bonus payments are made to similarly situated employees of the Company for the applicable year, but in no event shall be paid earlier than January 1 or later than December 31 of the calendar year following the year of termination, and (III) the Continued Benefit Payment shall be paid in lump sum on the Severance Commencement Date, in each case, less applicable federal, state and other applicable withholdings.

(ii)            If the Company terminates your employment without Cause (other than as a result of your death or Disability) or if you terminate your employment with Good Reason, in each case, during the Change in Control Protection Period, then, in addition to the Accrued Benefits, the Company will provide you the following severance and related post-termination benefits:

(1)            The Company shall pay to you a cash lump sum payment in an amount equal to (A) the sum of twelve (12) months of your Base Pay as in effect immediately prior to the Date of Termination and your target Annual Bonus for the calendar year in which the Date of Termination occurs (or in the case of termination by you with Good Reason due to material reduction in Base Pay and/or target Annual Bonus, your Base Pay and/or target Annual Bonus in effect immediately prior to such reduction, as applicable) (the “CIC Severance Payment”), and (B) the Pro Rata Bonus;

(2)            The Company shall pay you an amount equal to the aggregate sum of the Company’s share of medical, dental and vision insurance premiums for you and your dependents for the period commencing on the Date of Termination and ending on the first anniversary thereof (as if you had remained employed and based on coverage as of immediately prior to termination). For the avoidance of doubt, if immediately prior to the termination of your employment you were required to contribute towards the cost of premiums as a condition of receiving such insurance, the payment hereunder will not cover any such contributions; and

(3)            Unless otherwise explicitly set forth in the award agreement for the applicable Equity Award, any unvested Equity Awards outstanding immediately prior to the Date of Termination shall automatically become fully vested and exercisable (as applicable) as of the Date of Termination; provided that any Performance-Based Equity Award shall vest assuming a target level of achievement for each applicable performance objective(s).

(4)            Subject to the provisions of Sections 3(c) and 7, (I) the CIC Severance Payment shall be made in a lump sum on the Severance Commencement Date, (II) the Pro Rata Bonus shall be paid at the same time as annual bonus payments are made to similarly situated employees of the Company for the applicable year, but in no event shall be paid earlier than January 1 or later than December 31 of the calendar year following the year of termination, and (III) the Continued Benefit Payment shall be paid in lump sum on the Severance Commencement Date, in each case, less applicable federal, state and other applicable withholdings.

(c)            Release. Any amounts payable pursuant to Section 3(b)(i) or Section 3(b)(ii), as applicable (collectively, the “Severance Benefits”), shall be in lieu of notice or any other severance benefits to which you might otherwise be entitled from any Ribbon Entity. Notwithstanding anything to the contrary herein, the Company’s provision of the Severance Benefits will be contingent upon your timely execution and non-revocation of a general waiver and release of claims agreement in a form to be provided by the Company (a “Release Agreement”), subject to the terms set forth herein. You will have twenty-one (21) days (or, in the event that your termination of employment is “in connection with an exit incentive or other employment termination program” (as such phrase is defined in the Age Discrimination in Employment Act of 1967, as amended), forty-five (45) days) following your receipt of the Release Agreement to consider whether or not to accept it. If the Release Agreement is signed and delivered by you to the Company, you will have seven (7) days from the date of delivery to revoke your acceptance of such agreement (the “Revocation Period”). If you do not timely execute or if you subsequently revoke the Release Agreement, you shall be required to pay to the Company, immediately upon demand therefor, the amount of any payments or benefits you received in connection with any portion of Equity Awards that was eligible to vest pursuant to Section 3(b) (including, without limitation, proceeds received or realized by you from the sale or surrender of any shares underlying such Equity Awards in connection with applicable tax withholding).

(d)            The provisions of this Section 3 shall supersede in their entirety any severance payment provisions in any severance plan, severance policy, severance program or other severance arrangement maintained by the Company or any of its affiliates (or any of their respective predecessors). The Company shall have no further obligation to you in the event of termination of your employment for any reason at any time, other than those obligations specifically set forth in this Section 3.

4.     Resignation from Board, Officer and Other Positions. Unless otherwise determined by the Board, in the event that your employment is terminated for any reason (whether during or after the Term), you shall be deemed, effective as of the date of such termination, to resign (a) if a director, from the Board or similar board of directors of any direct or indirect parent, subsidiary or affiliate of the Company and (b) from any position with the Company or any direct or indirect parent, subsidiary or affiliate of the Company, including as an officer of the Company or any of its direct or indirect parents, subsidiaries or affiliates.

5.     Mitigation. You shall not be required to mitigate the amount of any payment or benefit provided for in Section 3 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in Section 3 be reduced by any compensation earned by you as the result of employment by another employer or by retirement benefits after the Date of Termination or otherwise, subject to Section 6; provided, however, that any loans, advances or other amounts owed by you to the Company may be offset by the Company and its affiliates against amounts payable to you under Section 3 to the greatest extent permitted by applicable law.

6.     Restrictive Covenants and Other Conditions. You acknowledge and agree that you are a party to that certain Restrictive Covenant Agreement, and such agreement remains in full force and effect. In the event of (a) your material breach of the Restrictive Covenant Agreement, (b) your engagement in any act or omission after the Date of Termination that would have constituted “Cause” under subsections (ii) through (iv), (xii) or (xiii) of the definition thereof (without regard for any cure periods therein) for termination of your employment had you remained employed after the Date of Termination, or (c) the Company’s determination in good faith that facts or circumstances existed on the Date of Termination that, if known by the Company on the Date of Termination, would have constituted Cause, the Company shall be entitled to cease all payments and benefits pursuant to Section 3(b), all Equity Awards that vested pursuant to Section 3(b) and any shares of Company stock you received with respect thereto shall immediately be forfeited, without payment therefor, and you shall be required to pay to the Company, immediately upon demand therefor, the amount of any proceeds realized by you from the sale of any such shares.

7.     Section 409A Tax Implications. Any payments or benefits required to be provided under this Agreement that is subject to Section 409A of the Code shall be provided only after the date of your “separation from service” with the Company as defined under Section 409A of the Code and the regulations and guidance issued thereunder (collectively, “Section 409A”). The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to you under this Agreement:

(a)            To the extent applicable, this Agreement shall be interpreted in accordance with Section 409A. Each installment of the payments and benefits provided hereunder shall be treated as a separate “payment” for purposes of Section 409A. If and to the extent (i) any portion of any payment, compensation or other benefit provided to you pursuant to this Agreement in connection with your termination of employment constitutes “nonqualified deferred compensation” within the meaning of Section 409A and (ii) you are a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case as determined by the Company in accordance with its procedures, by which determinations you agree that you are bound, such portion of the payment, compensation or other benefit shall not be paid until the first business day that is six (6) months plus one (1) day or more after the date of “separation from service” (as determined under Section 409A) (the “New Payment Date”), except such earlier date as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to you during the period between the date of separation from service and the New Payment Date shall be paid to you in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

(b)            The Company and its employees, agents and representatives make no representations or warranty and shall have no liability to you or any other person if any provisions of or payments, compensation or other benefits under this Agreement are determined to constitute nonqualified deferred compensation subject to Section 409A but do not satisfy the conditions of that section. Notwithstanding any provision of this Agreement to the contrary, in the event that following the Effective Date the Board determines that this Agreement may be subject to Section 409A, the Board may (but is not obligated to), without your consent, adopt such amendments to this Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (i) exempt this Agreement from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to this Agreement or (ii) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A.

8.     Section 280G. If any payment or benefit you would receive or retain under this Severance Agreement, when combined with any other payment or benefit you receive or retain in connection with a “change in control event” within the meaning of Section 280G of the Code and the regulations and guidance thereunder (“Section 280G”), would (a) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (b) but for this Section 8, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be either payable in full or in such lesser amount as would result in no portion of the Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local employment taxes, income taxes, and the Excise Tax, results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. All determinations required to be made under this Section 8, including whether and to what extent the Payment shall be reduced and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm or consulting firm experience in matters regarding Section 280G of the Code as may be designated by the Company (the “280G Advisor”). The 280G Advisor shall provide detailed supporting calculations both to you and the Company at such time as is requested by the Company. All fees and expenses of the 280G Advisor shall be borne solely by the Company. Any final determination by the 280G Advisor shall be binding upon you and the Company. For purposes of making the calculations required by this Section 8, the 280G Advisor may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good-faith interpretations concerning the application of Sections 280G and 4999 of the Code.

9.     Withholding. The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges that the Company is required to withhold. The Company shall be entitled to rely on an opinion or advice of counsel if any questions as to the amount or requirement of withholding arise.

10.	Miscellaneous.

(a)	This Agreement, together with any written employment agreement or offer letter to which you may be a party and any agreements referenced herein, will constitute our entire agreement as to your employment by the Company and will supersede any prior agreements or understandings, whether in writing or oral, with respect to the subject matter hereof, other than with respect to any agreements between you and the Company with respect to confidential information, intellectual property, non-competition, non-solicitation, non-disparagement, nondisclosure of proprietary information, inventions and injunctive relief, including, without limitation, the Restrictive Covenant Agreement.

(b)	This Agreement may be executed in more than one counterpart, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

(c)	The provisions of this Agreement are severable and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions of this Agreement shall nevertheless be binding and enforceable and except to the extent necessary to reform or delete such illegal or unenforceable provision, this Agreement shall remain unmodified and in full force and effect.

(d)	This Agreement is personal in nature and neither of the parties hereto shall, without the written consent of the other, assign or otherwise transfer this Agreement or its obligations, duties and rights under this Agreement; provided, however, that in the event of the merger, consolidation, transfer or sale of all or substantially all of the assets of the Company, the Company may assign its rights and obligations hereunder and, in the event of such assignment, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall be solely obligated to discharge and perform all of the promises, covenants, duties and obligations of the Company hereunder.

(e)	All notices shall be in writing and shall be delivered personally (including by courier), by overnight receipted courier service (such as UPS or Federal Express) or sent by certified, registered or express mail, postage prepaid, to the Company at the following address: Ribbon Communications Legal Department, 6500 Chase Oaks Blvd, Ste 100, Plano, Texas 75073, Attn: Head of Legal, and to you at the most current address we have in your employment file. Any such notice shall be deemed given when so delivered personally or, if by certified, registered or express mail, postage prepaid mailed, forty-eight (48) hours after the date of deposit in the mail. Any party may, by notice given in accordance with this paragraph to the other party, designate another address or person for receipt of notices hereunder.

(f)	Arbitration.

(i)	Any controversy, dispute or claim arising out of or relating to this Agreement or the breach hereof which cannot be settled by mutual agreement will be finally settled by binding arbitration in the county where you performed your principal work duties for the Company, under the jurisdiction of the American Arbitration Association or other mutually agreeable alternative arbitration dispute resolution service, before a single arbitrator appointed in accordance with the arbitration rules of the American Arbitration Association or other selected service, modified only as herein expressly provided. You acknowledge receipt of the applicable AAA Employment Arbitration Rules and Mediation Procedures which may be found at the AAA website here https://www.adr.org/Rules. The arbitrator may enter a default decision against any party who fails to participate in the arbitration proceedings.

ii.	The Federal Arbitration Act, 9 U.S.C. §§ 1 et seq. shall govern the interpretation and enforcement of this arbitration clause. The decision of the arbitrator on the points in dispute will be final, non-appealable and binding, and judgment on the award may be entered in any court having jurisdiction thereof.

iii.	The fees and expenses of the arbitration will be borne as provided in the AAA Costs of Arbitration section, and each party will bear the fees and expenses of its own attorney, unless the arbitrator finds that a statutory award of attorneys’ fees and/or costs is appropriate.

iv.	The parties waive their rights to a class or collective action. The parties agree that claims may not be joined, consolidated, or heard together with claims of any other current or former employee of the Company or other third party.

v.	The parties agree that this Section 10(f) has been included to resolve any disputes between them with respect to this Agreement or your employment, and that this Section 10(f) will be grounds for dismissal of any court action commenced by either party with respect to this Agreement, other than post-arbitration actions seeking to enforce an arbitration award or actions seeking an injunction or temporary restraining order and other than claims for unemployment insurance benefits or workers compensation benefits or other claims which by law cannot be subject to a mandatory arbitration agreement. In the event that any court determines that this arbitration procedure is not binding, or otherwise allows any litigation regarding a dispute, claim, or controversy covered by this Agreement to proceed, the parties hereto hereby waive, to the maximum extent allowed by law, any and all right to a class or collection action or a trial by jury in or with respect to such litigation.

vi.	The parties will keep confidential, and will not disclose to any person, except as may be required by law or the rules and regulations of the Securities and Exchange Commission or other government agencies, the existence of any controversy hereunder, the referral of any such controversy to arbitration or the status or resolution thereof; notwithstanding the foregoing, nothing herein shall restrict you from communicating with a government agency or engaging in protected concerted activity that cannot be waived by such an agreement not to disclose.

(g)	This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions thereof or of any other jurisdiction.

11.   Acceptance. You may accept the terms and conditions described herein by confirming your acceptance in writing. Please send your countersignature to this Agreement to the Company, or via e-mail to me, which execution will evidence your agreement with the terms and conditions set forth herein.

* * * * *

IN WITNESS WHEREOF, each of the parties has executed this Severance Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

EXECUTIVE:

/s/ John Townsend
John Townsend

COMPANY:

By:	/s/ Bruce McClelland
Name: Bruce McClelland
Title: President, Chief Executive Officer and Director

Signature Page to Severance Agreement